Exhibit 99.72

PRESS RELEASE

For Immediate release

NuRAN Announces Closing Second Tranche of Additional Debt Settlements

Quebec, QC, Canada, December 30, 2025 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading provider of mobile and broadband wireless infrastructure, announces that further to its press releases dated December 5, 2025 (the “Dec 5 NR”) and December 16, 2025 (the “Dec 16 NR”), the Company closed a second tranche of the additional amounts, issuing an aggregate of 147,668 Units, at $2.89 per Unit, which included cash subscriptions of $190,116 and debt settlements of $236,648.

In connection with the Offering, the Company paid an aggregate cash commission of $2,609.20 to a registered dealer that introduced subscribers to the Company (the "Finder"), and issued 140 non-transferable Common Share purchase warrants to the Finder (with terms identical to the Warrants issued under the Offering).

All securities issued are subject to a statutory four month and one day hold period, and such further restrictions as may apply under foreign securities laws.

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

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Forward Looking Statements

This news release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as, "expects", "is expected", "anticipates", "intends", "believes", or variations of such words and phrases or state that certain actions, events or results "may" or "will" be taken, occur or be achieved. Forward-looking statements include those relating to completion of the Consolidation, and timing and effect thereof, to completion of the Restructuring Transaction, and timing and effect thereof, to completion of the additional demand for Units, and timing and effect thereof.

Forward-looking statements are not a guarantee of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, such as, the risk that the Company will not complete the Consolidation; the risk that the Company will not complete the Restructuring Transaction; the risk that the Company will not complete the additional demand for Units; uncertainties and risks relating to NuRAN's business and the economy generally; NuRAN's ability to collect fees from our telecommunication providers and reliance on the network of our telecommunications providers, the capacity of the Company to deliver in a technical capacity and to import inventory to Africa at a reasonable cost; NuRAN's ability to obtain project financing for the proposed site build out under its NaaS agreements with Orange, MTN and other telecommunication providers, the loss of one or more significant suppliers or a reduction in significant volume from such suppliers; NuRAN's ability to meet or exceed customers’ demand and expectations; significant current competition and the introduction of new competitors or other disruptive entrants in the Company's industry; effects of the global supply shortage affecting parts needed for NuRAN's sites and site installations; NuRAN's ability to retain key employees and protect its intellectual property; compliance with local laws and regulations and ability to obtain all required permits for our operations, access to the credit and capital markets, changes in applicable telecommunications laws or regulations or changes in license and regulatory fees, downturns in customers’ business cycles; and insurance prices and insurance coverage availability, the Company's ability to effectively maintain or update information and technology systems; our ability to implement and maintain measures to protect against cyberattacks and comply with applicable privacy and data security requirements; the Company's ability to successfully implement its business strategies or realize expected cost savings and revenue enhancements; business development activities, including acquisitions and integration of acquired businesses; the Company's expansion into markets outside of Canada and the operational, competitive and regulatory risks facing the Company's non-Canadian based operations. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company's most recent annual management's discussion and analysis that is available on the Company's profile on SEDAR+ at www.sedarplus.ca.

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